UNITED STATES DEPARTMENT OF COMMERCE
International Trade Administration
Washington. D.C. 20230

May 6, 2001

Alie Chang
President
EarthNetMedia, Inc.
222 Amalfi
Santa Monica, CA

Dear Ms. Chang:

The US. Department of Commerce is pleased to support the efforts of EarthNetMedia toward the establishment of the first permanent Beijing Exhibition Sales Center for U. S. building materials and home improvement products in China. EarthNetMedia's ability to use television to inform and stimulate the interest of Chinese consumers is an effective method to showcase U.S. manufactured goods and services in this exciting new market.

EarthNetMeda's television series "The Art of Living" provides Chinese viewers and consumers with a glimpse of "American-style' living by highlighting American home improvement and interior design products. I understand that your series is presently being broadcast to 90 million Chinese viewers and will soon reach more than 250 million viewers on 50 cable TV stations throughout China's highly-developed eastern coastal economic region. This will surely pique the interests of Chinese consumers as well as benefit U .S. building products manufacturers.

As you may know, the U.S. Department of Commerce will be supporting the National Association of Home Builders to promote U.S. building products during the Nov. 6-9, 2001 "Building Shanghai 2001" Exhibition and Conference in Shanghai. We encourage you to work with our U.S. exhibitors to assist them in exhibiting their products in Beijing as well so that they may have another venue to not only display their products but also, and more importantly, to sell them.

We wish you every success and look forward to working with you and your colleagues at EarthNetMedia in support of U.S. trade and investment in China.

Sincerely.

/s/ GARY STANLEY
    ____________
Gary Stanley
Director, Forest Products & Building Materials Division
International Trade Administration
U.S. Department of commerce